Exhibit 99.1

SAFE-T Announces Twenty-for-One (20:1) Reverse Split of its Ordinary Shares

HERZLIYA, Israel, October 7, 2019 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced that following the approval of its shareholders on September 26, 2019, its Board of Directors has approved a 20-for-1 reverse split of the Company’s share capital. The reverse split will be effective on the Nasdaq Capital Market as of market open on October 21, 2019. Due to national holiday, the first trading date for the consolidated shares on the Tel-Aviv Stock Exchange will be October 22, 2019.

The reverse split will result in each outstanding twenty pre-split ordinary shares automatically combining into one new ordinary share, no par value, without any action on the part of the shareholders. The total number of outstanding ordinary shares will be reduced on the effective date at a ratio of twenty-for-one1. The Company’s authorized number of ordinary shares will also be proportionately decreased from 5,000,000,000 to 250,000,000 ordinary shares, no par value, each as a result of the reverse split. No fractional ordinary shares will be issued as a result of the reverse split as any fractional ordinary shares resulting from the reverse split will be rounded up to the nearest whole share on a per shareholder basis. The Board of Directors has determined that no adjustment will be made to the number of ordinary shares underlying each American Depositary Share (“ADS”) of the Company, and each ADS will continue to represent 40 of the Company’s ordinary shares, no par value.

With respect to the Company’s ADSs, no fractional ADSs will be issued in connection with the reverse stock split. The Bank of New York Mellon will attempt to sell any fractional ADSs and distribute the cash proceeds to Depositary Receipt holders.

All options and warrants of the Company outstanding immediately prior to the reverse split, will be appropriately adjusted by dividing the number of ordinary shares into which the options and warrants are exercisable by 20 and multiplying the exercise price thereof by 20, as a result of the reverse split.

The reverse split will not impact any shareholder’s percentage ownership of the Company or voting power, except for minimal effects resulting from the treatment of fractional shares. A fee of $0.015105 per ADS surrendered will be charged to holders of ADSs for the cancellation.

Safe-T’s ADS will continue to trade on the Nasdaq Capital Market under the symbol “SFET” but will trade under a new CUSIP Number 78643B401.

The Bank of New York Mellon, the Company’s Depositary, will act as the exchange agent for the reverse split. Please contact The Bank of New York Mellon for further information at contact DRBrokerSolutions@bnymellon.com.

[1]	As at the date of this press release, the total number of outstanding ordinary shares of the Company is 255,240,430, no par value, equal to approximately 12,762,022 ordinary shares, no par value, following the 20-to-1 reverse split.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the reverse split and the timing thereof. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

CONTACT:

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110